INLAND RESOURCES INC.

410 17th Street, Suite 700
Denver, Colorado 80202
(303) 893-0102

TRANSACTION STATEMENT

Pursuant to Rule 13e-3 of the Securities Exchange Act of 1934

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

      This transaction statement (“Transaction Statement”) is being furnished by Inland Resources Inc. (the “Company” or “Inland”), Inland Holdings, LLC, an entity managed by an affiliate of Trust Company of the West (“TCW”), and SOLVation, Inc. (“SOLVation”) and Hampton Investments, LLC (“Hampton” and together with SOLVation, the “Smith Parties”), to the holders of common stock of Inland in connection with the financial restructuring of Inland. The restructuring will involve the exchange of debt securities held by TCW and SOLVation in an aggregate amount of more than $120 million for Inland equity securities (the “Exchange”), the rescheduling and cure of defaults on Inland’s remaining debt, and a merger transaction in which Inland shareholders not affiliated with TCW or the Smith Parties will be “cashed out” of their Inland common stock ownership at a price of $1.00 per share. See “Summary of the Transactions.”

      Inland’s Board of Directors unanimously approved the Exchange and Inland, TCW and the Smith Parties determined that the $1.00 per share cash consideration to be paid to “cash out” shareholders not affiliated with TCW or the Smith Parties is fair. The Board includes one member who is neither an officer of the Company nor affiliated with either TCW or the Smith Parties. The Exchange will cause the Company’s shareholders’ equity to increase from a negative $40.9 million to a positive $77 million, on a pro forma basis as of September 30, 2002, and result in a savings in interest expense of more than $12 million annually. See “Pro Forma Financial Statements.”

      The Exchange is being made on the basis of $1.00 per common share equivalent, which is greater than the closing price as of January 31, 2003, and approximately the average market value of the Company’s common stock on the Over-the-Counter Bulletin Board (“OTCBB”) over the past 90 days. First Albany Corporation (“First Albany”), financial advisor to the Board, has rendered its opinion to the Board that the Exchange is fair to the Company’s unaffiliated shareholders from a financial point of view. First Albany was not asked to and did not render any opinion as to the fairness of the $1.00 per share valuation to the Company’s unaffiliated shareholders or as to any aspect of the Merger. See “Special Factors — Opinion of Financial Advisor — Exchange.” As a result of the Exchange, the Company will issue approximately 120 million shares of common stock (either initially, or upon conversion of Series F Preferred Stock, a newly-authorized series of preferred stock that will be created to enable the Company to complete the Exchange due to insufficiently authorized shares of common stock) and thereupon TCW and the Smith Parties will own more than 99% of the Company’s outstanding common stock. Immediately following the Exchange, TCW and the Smith Parties will contribute their Inland shares to a newly formed Delaware corporation (“Newco”) and then cause Inland to merge with and into Newco in a “short-form” merger under the laws of Delaware and Washington (the “Merger”). The Merger will not require any vote or approval or other action by any of the Company, its shareholders or the Board of Directors. In the Merger, Inland will cease to exist, and all former outstanding shares and options to acquire shares of Inland will be cancelled. Holders of Inland shares other than Newco and shareholders who perfect their statutory dissenters’ rights will be entitled to receive a payment of $1.00 in cash for each Inland share cancelled in the Merger. Holders of options to acquire shares will not receive any consideration for their cancelled options. Following effectiveness of the Merger, Inland will terminate its reporting obligations to the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), and its stock will no longer be quoted on the OTCBB.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THESE TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Transaction Statement is dated February 12, 2003, and is first being mailed to our shareholders on or about February 12, 2003. The Exchange and the Merger will become effective approximately 20 days after the mailing of this Transaction Statement.

SUMMARY OF THE TRANSACTIONS

      As a result of significant cumulative losses from operations and financings that occurred in the past three years, the Company is in a difficult financial condition. As of September 30, 2002, the Company had a deficit in shareholders’ equity of $40.9 million, an accumulated deficit of $80.7 million reflecting cumulative losses from operations in that amount, and total indebtedness of $208 million, all of which was in default due to its failure to comply with financial covenants required by the Company’s senior bank credit agreement and subordinated debt agreements. In an attempt to address its financial problems, the Company devoted much of 2001 attempting to find a merger partner or a person to acquire the Company or its assets, but none of these efforts was successful. During 2002, the Company’s financial condition and results of operations continued to deteriorate, and to avoid bankruptcy the Company sought to restructure its debt through a comprehensive agreement with its lenders and principal shareholders. Those efforts culminated in agreements reached on January 30, 2003 to enter into the following transactions:

STEP 1:	EXCHANGE OF SUBORDINATED NOTES FOR COMMON STOCK AND SERIES F PREFERRED STOCK

Exchange:	In the Exchange, TCW will exchange a subordinated note in the principal amount of $98,968,964, plus all accrued and unpaid interest thereon, for 22,053,000 shares of the Company’s common stock and 911,588 shares of the Company’s Series F Preferred Stock plus 338 such shares for each day from and after November 30, 2002 until the closing. SOLVation will exchange its junior subordinated note in the principal amount of $5,000,000, plus all accrued and unpaid interest thereon, for 68,854 shares of the Company’s Series F Preferred Stock plus 27 such shares for each day from and after November 30, 2002 until the closing.

Terms of Series F Preferred Stock:

Securities:	20,000,000 shares of the Company’s Class A Preferred Stock are authorized. 1,100,000 shares of the Company’s Class A Preferred Stock will be designated Series F Preferred Stock, and the Company contemplates issuing approximately 1,000,000 shares of Series F Preferred Stock, in the aggregate, pursuant to the Exchange.

Voting Rights:	Votes with the common stock on an “as converted” basis and separately as a class to approve certain major decisions that could alter the rights of the holders.

Liquidation Preference:	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series F Preferred Stock are entitled to receive, in preference to the holders of the common stock but only after payment in full of all senior indebtedness, a per share amount equal to $100, as adjusted for any stock dividends, combinations or splits with respect to such share.

Automatic Conversion:	Each share of Series F Preferred Stock will be automatically converted into 100 shares of the Company’s common stock when a sufficient number of shares of common stock have been authorized.

Effect of Merger:	The Series F Preferred Stock will be cancelled in the Merger along with all other Inland securities.

Exchange Agreement:	The Exchange will be made pursuant to an Exchange and Stock Issuance Agreement (the “Exchange Agreement”) among TCW, SOLVation and the Company, dated as of January 30, 2003.

STEP 2:	MODIFICATION OF THE COMPANY’S SENIOR BANK CREDIT FACILITY

The Company’s senior bank lenders have agreed to the modifications outlined below, subject in part to the closing of the Exchange:

The banks will consent to all transactions contemplated by the Exchange Agreement.

The banks will extend the Company’s borrowing base of $83.5 million through July 31, 2003 and provide an additional credit commitment of $5 million for letters of credit to support commodity pricing hedging and secure certain EPA bonding obligations.

The banks will extend the date on which the revolving facility converts to a term loan to September 30, 2004 and permit the term loan to be paid in installments with a final maturity date of December 31, 2008, if the Company obtains a capital contribution of $15 million of equity, debt or other property approved by the banks by December 31, 2003.

The bank will modify certain financial covenants.

The banks will grant a 10-day notice and grace period with respect to violations of certain covenants (before acceleration can commence) not including defaults in the payment of obligations to the banks. All existing defaults will be waived.

The Company will agree to hedge specified percentages of its net oil and gas production by specified dates.

STEP 3:	MODIFICATION OF THE SMITH SENIOR SUBORDINATED NOTE

The terms of the Senior Subordinated Note Purchase Agreement dated as of August 2, 2001 (regarding the senior subordinated note held by SOLVation in the principal amount of $5,000,000) will be amended to extend the maturity date to be six months after the senior banks’ maturity date (or earlier repayment in full) but no later than July 1, 2009; provided that if the Company enters into any additional borrowings during the term period of the bank credit facility, the senior subordinated note must be repaid in full, and to amend and conform affirmative and negative covenants to the senior bank credit agreement.

STEP 4:     GOING PRIVATE TRANSACTION

Formation of Newco:	TCW and the Smith Parties will form a new Delaware corporation named Inland Resources Inc. (“Newco”). Immediately following completion of Steps 1, 2 and 3 above, TCW will contribute to Newco all of TCW’s holdings of the Company’s common stock and Series F Preferred Stock in exchange for 92.5% of the common stock of Newco, and each of the Smith Parties will contribute to Newco all of their holdings in the Company’s common stock and Series F Preferred Stock in exchange for an aggregate of 7.5% of the common stock of Newco. Newco will then own 99.8% of the Company’s common stock and common stock equivalents.

Short-Form Merger:	Upon the closing of the Exchange, the Company will be merged with and into Newco, with Newco surviving as a Delaware corporation. No action is required by Inland’s shareholders or Board of Directors under the relevant provisions of Washington and Delaware law with respect to a merger of a subsidiary owned more than 90% by its parent corporation. All outstanding shares and options to purchase shares of the Company will be cancelled in the Merger, and shareholders of the Company other than Newco and unaffiliated shareholders who exercise their statutory dissenters’ rights will receive $1.00 per share in cash in payment of their cancelled shares.

Appraisal Rights:	Shareholders of Inland have the right to dissent from the Merger and have a court appraise the value of their shares. Shareholders electing this remedy must comply with the procedures of Section 23B.13 of the Washington Business Corporation Act, a copy of which is attached as Exhibit A. Shareholders electing to exercise their right of appraisal will not receive the $1.00 per share paid to all other public shareholders, but will instead receive the appraised value, which may be more or less than $1.00 per share. See “Special Factors — Appraisal Rights,” and Exhibit A.

Effect of the Merger:	The Merger will result in the Company terminating its status as a reporting company under the 1934 Act and its stock ceasing to be traded on the OTCBB. Its successor, Newco, will be a private company owned by three shareholders. Newco will assume all obligations of the Company as a result of the Merger.

Management Options:	Marc MacAluso and Bill I. Pennington, executive officers of the Company, will each receive an amendment to their Employment Agreements with the Company, which will survive and be assumed by Newco. Such agreements will provide that Mr. MacAluso and Mr. Pennington will receive new, fully vested options to purchase 4% and 3%, respectively, of the common stock of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger. Similar options were contained in their employment agreements with the Company.

FREQUENTLY ASKED QUESTIONS

Q:	WHAT TRANSACTIONS ARE CURRENTLY CONTEMPLATED BY THE COMPANY, TCW AND THE SMITH PARTIES?

A:	Pursuant to the Exchange Agreement, the Company will issue shares of its newly designated Series F Preferred Stock and common stock to SOLVation and TCW in exchange for the cancellation of subordinated notes issued by the Company to SOLVation and TCW in the aggregate principal amount of $103,968,964 plus all accrued interest thereon (the “Exchange”). TCW and the Smith Parties will immediately thereafter contribute all of their shares of Inland common stock and preferred stock of the Company to Newco in exchange for shares of Newco common stock.

Newco will then consummate a short-form merger under Delaware and Washington law, with Newco surviving the merger (the “Merger”). In the Merger, all outstanding shares of the Company’s common stock, other than the shares held by Newco and shares held by holders electing to exercise dissenters’ rights, will be exchanged for $1.00 per share in cash, and all shares and options to purchase shares will then be cancelled.

Q:	WHAT ARE THE PURPOSES OF AND REASONS FOR THE EXCHANGE AND MERGER?

A:	See “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger.”

Q:	WHAT VOTE OF THE SHAREHOLDERS IS REQUIRED TO APPROVE THE TRANSACTIONS?

A:	None. Approval of the Company’s shareholders is not required to effect either the Exchange or the Merger under any applicable law or regulation or any provision of the Company’s charter documents.

Q:	WHAT ALTERNATIVES TO THE TRANSACTIONS DID THE BOARD CONSIDER?

A:	See “Special Factors — Alternatives Considered.”

Q:	WHAT WILL BE THE EFFECTS OF THE MERGER?

A:	The corporate existence of Inland Resources Inc., a Washington corporation, will cease. Upon the transfer of the shares of Inland held by TCW and the Smith Parties to Newco and the subsequent consummation of the Merger, by operation of law all of the property and liabilities of Inland will become property and liabilities of Newco. Newco at that point will be privately held (by TCW and the Smith Parties) and will not be subject to the reporting requirements of the 1934 Act.

Q:	IS THE MERGER FAIR TO THE COMPANY’S UNAFFILIATED SHAREHOLDERS?

A:	Inland, TCW and the Smith Parties believe that the transactions are fair to, and in the best interests of, Inland’s unaffiliated shareholders, who will be cashed out in the Merger. The Board of Directors does not oppose the Merger.

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

A:	Yes. You are entitled to appraisal rights under the Washington Business Corporation Act if you follow the procedures described therein. See “Special Factors — Appraisal Rights” and Exhibit A.

Q:	WHEN WILL THE MERGER BE EFFECTIVE?

A:	The Merger will become effective upon filing of the Articles of Merger with the Secretaries of State of Delaware and Washington, which is expected to occur within approximately 20 days after the mailing of this Transaction Statement.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	No. You will receive a letter of transmittal and detailed instructions explaining the procedure for turning in your stock certificates and how to receive the cash payment.

Q:	WHOM CAN I CALL WITH QUESTIONS?

A:	If you have any questions about any of the transactions described in this Transaction Statement, please call Bill Pennington at (303) 893-0102.

SPECIAL FACTORS

Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger.

      The primary purpose of the stock issuances to TCW and SOLVation pursuant to the Exchange Agreement is to restructure approximately $117.9 million of debt owed to TCW and the SOLVation into non-interest bearing equity, resulting in an improvement in the Company’s shareholders’ equity as of September 30, 2002 on a pro forma basis from a negative $40.9 million to a positive $77 million, and saving more than $12 million annually in interest expense. In connection with such restructuring, the Company will also amend its senior bank credit facility and remaining debt facility to, among other things, cure all defaults existing at February 3, 2003, and reschedule the payments required to be made. The banks have agreed to amend the Company’s credit agreement to take effect upon the closing of the Exchange. The Company has been in default on all such debt since April 1, 2002, and as a result, it has received an opinion from its auditors on its 2001 financial statements that is qualified as to the Company’s ability to continue as a going concern.

      The purpose of the Merger is to enable the Company to terminate the registration of its common stock under Section 12(g) of the 1934 Act and to eliminate public ownership of its shares. The Board of Directors holds the view that the Company and its shareholders currently derive no material benefit from continued registration under the 1934 Act, and that any such benefits would even be less as a result of the Exchange and resulting reduction in the percentage of outstanding common stock held by the public shareholders.

      The Company has maintained its registered status in the past in order to provide a trading market for its shareholders; however, its shareholders have not made significant use of that trading market. The Company had approximately 507 shareholders of record as of December 31, 2002, of which 456 shareholders each owned fewer than 100 shares and 336 holders each owned 10 or fewer shares. Because the average daily volume of trading from January 1, 2002 through December 31, 2002 was approximately 450 shares (eliminating duplicative trades), the Company believes there has not been a material change in the ownership of its shares during such time. As of December 31, 2002, approximately 90% of outstanding common shares were held by TCW and Hampton. As a result, there is a limited and illiquid market for the common stock, and the Board of Directors believes there is little likelihood that a more active market will develop in the foreseeable future. Even if its financial performance were to improve, the Board believes that at this time there is little public demand for the common stock of small public oil and gas companies with a history of operating losses and low stock values.

      As a result of the limited trading market and high level of debt, the Company is not in a position to use its public company status to raise capital through sales of securities in a public offering or to acquire other business entities or properties using stock as consideration. The ability to expand has been limited within the past two years, and future expansion plans are limited, due to the inability to raise capital. The Board of Directors has determined that the Company needs to present a healthier balance sheet and reduce interest expense and general and administrative expenses so it can focus on managing a successful business and plan with more certainty for its future.

      The Company’s status as a public company has not only failed to materially benefit its shareholders, but also, in the Board’s view, places a significant financial burden on the Company. Because there are more than 300 shareholders of record and the common stock is registered under Section 12(g) of the 1934 Act, the Company is required to comply with the disclosure and reporting requirements of the 1934 Act. The cost of complying with these requirements is substantial, representing an estimated annual cost of approximately $150,000. The Company also incurs printing, postage, data entry, stock transfer and other administrative expenses related to servicing shareholders who are record holders of a relatively small numbers of shares. These cost savings are estimates, and the actual savings to be realized may be higher or lower than anticipated. In addition to the direct costs incurred, management and employees are required to devote their time and energy to completing the periodic reports required of publicly traded companies under the 1934 Act. In going private through the Merger, the Company will eliminate many of these direct and indirect costs. Thus, in addition to the approximately $150,000 in direct annual savings the Company expects to realize following the

Merger, management and employees will be able to focus more of their time and effort on the operation of the business.

      As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general, and the costs of remaining a public company in particular, are expected to increase dramatically in the near future. For example, directors and officers insurance premiums have increased and may increase again upon renewal of the policy in November 2003. Moreover, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation will likely increase audit fees, legal fees and other costs of compliance, and by increasing potential liability of officers and directors, will likely result in further increases in insurance premiums and difficulty in attracting qualified independent persons to serve on the Board. In light of the Company’s current size and resources, the Board does not believe that such costs are justified. Therefore, the Board believes that it is in the Company’s best interests to eliminate the administrative and financial burden associated with being and remaining a public company. The direct and indirect expenses incurred in being publicly traded are one of the most significant expenses that can be eliminated without negatively affecting operations.

      Finally, the low market price of the common stock has made stock options unattractive, and the use of stock options has not been an effective method of attracting or retaining high-quality employees. The Company adopted stock option plans in the past with the goal of providing incentives to its employees by giving them the opportunity to participate as shareholders in the growth of the Company. The exercise or strike price of the stock options issued to employees is “under water”, i.e., greater than the current market price, and thus employees have not taken advantage of these stock options. By becoming a private company, the Company hopes to focus employees’ attention on fundamental positive aspects, while removing the negative impression of being an under performing public company, and in doing so attract and retain more high quality employees.

      The conditions described above have prevailed for at least the last two years. With the issuance of more than 120 million equivalent shares of common stock in the Exchange, resulting in the public shareholders owning approximately 0.2% of the Company’s common stock, the conditions will be even more pronounced.

      In view of the fact that going private presents the best opportunity to reduce operating costs without adversely affecting underlying business opportunities, and in light of the relatively minor benefit the Board of Directors believes the shareholders have received as a result of its public company status, the Board of Directors believes the Merger will provide a more efficient means of using the Company’s capital to benefit the continuing shareholders. On January 28, 2003 the Board of Directors approved the amendment to the Articles of Incorporation to designate the rights, preferences and privileges of the Series F Preferred Stock, and the issuance of common stock and Series F Preferred Stock to TCW and SOLVation pursuant to the terms and conditions of the Exchange Agreement, recognizing that these actions would lead to the going private merger transaction.

Alternatives Considered

      Inland began reviewing options for its financial future as early as 2001. Over the past two years, the Company has considered the following alternatives to the Exchange and the Merger.

      Sale. In November 2001, Inland retained Lehman Brothers Inc. and Petroleum Place Energy Advisors to represent it in connection with seeking a merger with or sale to a third party. Information about the Company was sent to more than 80 prospective merger partners or buyers who signed nondisclosure agreements. Following extensive reviews by many, not one prospective buyer made an offer to merge with or acquire the Company. Management believes that the primary reason for this lack of interest was due to its substantial debt and negative shareholders’ equity.

      Restructure and Remain Public. In December 2002, the Company agreed in principle with TCW and SOLVation to restructure their indebtedness into equity in order to place the Company on a sounder financial footing. The parties considered the possibility of consummating the Exchange, but not taking the final step of taking the Company private. The parties concluded that the expense of maintaining a public float of common stock equal to approximately 0.2% of the total common shares outstanding was not cost justifiable.

      Going Private Transactions. The Company’s Board of Directors considered the means by which to take the Company private once it decided it to be in the Company’s best interest.

      Tender Offer. A cash tender offer to the public shareholders was considered because it would give the public holders the choice between retaining their shares and participating in the Company’s future or selling their shares for cash at the tender offer price. However, such a transaction was not pursued because there were no assurances it would result in there being fewer than 300 shareholders, which would be necessary to eliminate the requirement that the Company continue to file reports under the 1934 Act, and even if 1934 Act reporting requirements were terminated, the Company would still have an obligation to conduct audits and make reports to its shareholders at an expense which was believed to be unjustified.

      Reverse Split. The Board considered a reverse split of the common stock in which all but the largest holders of common stock would be eliminated. The reverse split would enable the largest shareholders to keep their investment while allowing the Company to terminate its 1934 Act reporting requirements. However, the transaction would have required a meeting of the Company’s shareholders, which could not be held until mid-2003 and would have required completion of the year-end 2002 audit and preparation of the 1934 Act annual report for 2002 on Form 10-K. The Board of Directors did not believe that this expense was justified. Moreover, the delay would have required further forbearance from the Company’s banks, which was not assured.

Reason for Selected Structure

      The Board, TCW and the Smith Parties concluded that the preferred method for the Company to go private after implementation of the Exchange would be the Merger. The Exchange enables the Company to substantially improve its financial condition and cure the defaults with the Company’s lenders that have lead to the qualification of its financial statements on the basis of the Company’s ability to continue as a going concern. The effect of the Exchange is to render immaterial the overall number of shares of stock in the hands of the public shareholders in relation to total shares outstanding and virtually eliminate the value of a public trading market when measured against the expense and other burdens of doing so. Once the Exchange has occurred, the Board believes that the fastest and most cost efficient way to “cash out” the unaffiliated shareholders at a fair price is the Merger.

Effects of the Merger

      Upon the consummation of the Merger of the Company with and into Newco, with Newco as the surviving corporation, the separate corporate existence of the Company will cease. At the effective time of the Merger, all shareholders of the Company other than Newco and shareholders who exercise their dissenters’ rights will receive the right to a cash payment equal to $1.00 per share for each share of Inland common stock owned by them.

      Prior to the Merger, the Company had approximately 507 shareholders of record. Immediately following the cashing out of the shareholders other than Newco in the Merger, Newco will have only three shareholders, entitling the Company to terminate the registration of its common stock under Section 12(g) of the 1934 Act by filing a Form 15 with the SEC. Newco, as successor to the Company by merger, will not have obligations as a public reporting company under the 1934 Act.

      Effects of the Merger on the Company. The Board of Directors considered the following effects that the Merger will have on the Company:

•	Reduction in the Number of Shareholders of Record and the Number of Outstanding Shares. The short-form merger will reduce the number of shareholders of record from approximately 507 to 3. Approximately 282,000 shares will be exchanged for cash in the Merger for aggregate Merger consideration of approximately $282,000. All of the outstanding shares of Company capital stock will be eliminated in the Merger, and Newco will succeed to all of the property and liabilities of the Company as a result.

•	Change in Book Value. The price to be paid to unaffiliated shareholders of common stock will be $1.00 per share in cash, and the number of shares of common stock expected to be cashed out is estimated to be approximately 282,000. The total expenditures and expenses of completing the Exchange and the Merger is expected to be approximately $782,000. At September 30, 2002 aggregate shareholders’ deficit in the Company was approximately ($40.9 million), or ($14.11) per share. The Company expects that the negative book value per share of common stock will be changed from approximately ($14.11) per share as of September 30, 2002, on a historical basis to approximately $0.63 per share on a pro forma basis. However, it is important to note that book value is an accounting methodology based on the historical cost of Inland’s assets, and therefore does not necessarily reflect current value. See “Pro Forma Financial Statements.”

•	Termination of Registration. Inland’s common stock is currently registered under the 1934 Act and traded on the OTCBB, which is a regulated quotation service that displays real time quotes, last sales price and trading volume in over-the-counter equity securities. Upon the completion of the Merger, Newco will terminate registration of the common stock under the 1934 Act, and the Company’s common stock will no longer be quoted on the OTCBB.

•	Financial Effects of the Merger. The Company estimates it will be required to pay approximately $282,000 for the shares of common stock to be exchanged for cash in the Merger. Additionally, the Company estimates that professional fees and other expenses related to the transaction will total approximately $500,000 for the following: $400,000 for legal fees; $50,000 for accounting fees; $6,000 for printing costs; and $40,000 for other fees. The source of such payments will be the Company’s working capital. The Company does not expect that the payment of cash to shareholders receiving cash in the Merger or the payment of expenses will have any material adverse effect on its capital, liquidity, operations or cash flow. As discussed above in “Special Factors — Purposes of and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger,” the Company anticipates saving approximately $150,000 annually in direct costs and an indeterminable amount in indirect savings resulting from the reduction in the time that must be devoted by our employees to preparing public reports and filings, complying with SEC rules and regulations applicable to public companies and responding to shareholder inquiries.

•	Financial Effects of the Exchange. The Exchange will result in an improvement of shareholders’ equity as of September 30, 2002 on a pro forma basis from a ($40.9 million) deficit (($14.11) per share) to $77 million positive shareholders’ equity ($0.63 per share). Results of operations will be improved by more than $12 million per year due to the elimination of interest expense. See “Pro Forma Financial Information.”

•	Conditions to Closing of the Exchange and the Merger. Closing of the Exchange and the Merger is subject to a number of conditions that must be satisfied by Inland, including among others that all representations and warranties in the Exchange Agreement remain accurate, that Inland has performed all obligations required by the Exchange Agreement, that no order or law is in effect prohibiting the Exchange or the Merger and that no lawsuit is pending claiming damages resulting from the Exchange or the Merger, that all regulatory and third-party consents and approvals have been obtained, that a Fairness Opinion rendered by First Albany with respect to the Exchange has been delivered to the Board of Directors, that the SOLVation senior subordinated note be amended, that the Employment Agreements with Messrs. MacAluso and Pennington be amended, and that the defaults with the senior bank and other remaining lender be cured and amendments approved.

•	Alternatives. If Inland is unable to consummate the Exchange, it has no alternative financing plans in place or under review. If the Agreement is terminated and the Exchange transaction does not close, management and the Board believe that it is likely that the Company will be forced to seek bankruptcy protection, and there would be very little likelihood that shareholders would receive any payment or other consideration for their shares in any reorganization, if in fact, the Company could be reorganized and not liquidated (in which case shareholders would most likely receive nothing). The Company believes that it will be able to satisfy all conditions within its control and has no reason to believe that all other conditions will not be timely satisfied, thus permitting the transactions to be closed as agreed.

      Effects of the Merger on our Shareholders. The Board reviewed the effects of the Merger on the shareholders. In doing so, the Board considered the effects on the affiliated shareholders (TCW and the Smith Parties) and the unaffiliated shareholders who will be cashed out in the Merger.

•	Affiliated Shareholders. As a result of the Exchange, the percentage of beneficial ownership of common stock and common stock equivalents held by affiliated shareholders as a group will increase from approximately 90.3% to approximately 99.8%. After the Merger, the common stock will not be registered under the 1934 Act. Executive officers, directors and other affiliates will no longer be subject to any of the reporting requirements of the 1934 Act, such as the reporting of ownership of Inland shares under Section 13 or the requirement under Section 16 to disgorge to the Company certain “short swing” profits from the purchase and sale of Inland shares. Affiliates will also be deprived of the ability to dispose of their shares of common stock under Rule 144 under the Securities Act of 1933. Former Inland directors and officers who continue as directors or officers of Newco will be subject to the fiduciary and other obligations imposed on corporate directors and officers by Delaware, versus Washington law.

•	Unaffiliated Shareholders Being Cashed Out. Shareholders being cashed out will receive $1.00 per share and will no longer be shareholders of the Company, nor will they own any shares of Newco. Such shareholders will no longer be entitled to vote as a shareholder or share in the Company’s assets, earnings or profits with respect to such cashed-out shares. Any stock options not exercised prior to the Merger will lapse and terminate.

Fairness of the Price per Share to Unaffiliated Shareholders Being Cashed Out.

      Because of their respective beneficial ownership of Inland, each of TCW and the Smith Parties may be deemed to be “affiliates” of Inland within the meaning of Rule 13e-3 under the Exchange Act. TCW disclaims status as an “affiliate” and its filing of the Schedule 13E-3 as a reporting person shall not be construed as an admission by TCW that it is an “affiliate” of Inland. Accordingly, each of TCW and the Smith Parties are expressing their belief as to fairness of the Merger to Inland’s unaffiliated shareholders (i.e., the public shareholders).

      The Board of Directors consulted with representatives of TCW and the Smith Parties to discuss the fairness of the Exchange and the Merger. Each of the Company, TCW and each of the Smith Parties believes that the Merger and the cash payment of $1.00 per share that the unaffiliated shareholders are entitled to receive are fair.

Factors Considered in Determining Fairness.

      Fairness of the Price Per Share. In analyzing the fairness of the transaction and the price to be paid for shares of the common stock, the Board of Directors, TCW and the Smith Parties considered the following documentation and information:

—	the $1.00 per share exchange value used in the Exchange

—	annual financial statements for each of the past three years up to and including 2001;

—	quarterly unaudited financial statements for the three fiscal quarters ended September 30, 2002;

—	market information on the recent price activity and trading volume of the common stock;

—	pro forma financial effects of the Merger and resulting cash-out of the unaffiliated shareholders;

—	tax effects of the receipt of the cash payments on the shareholders;

—	current defaults under the senior bank credit facility and subordinated notes;

—	the inability to raise additional capital to invest in the business;

—	the need to enhance liquidity to support additional commodity price hedging; and

—	the inability to interest another party to merge with or acquire the Company or its assets.

      The Board of Directors has based its belief that the Exchange and Merger are fair to the shareholders on the following factors, all of which were given approximately equal weight:

      The Cash Price Exceeds Liquidation Value. As of September 30, 2002, Inland had total assets of $176 million and liabilities of $217 million, and a deficit in shareholders’ equity of $40.9 million, with the result that the net book value of the common stock was negative ($14.11) per share. After the Exchange, the net book value per equivalent share of common stock will increase to $0.63 per share. Accordingly, any liquidation of the Company prior to the Exchange would return nothing to the common shareholders, and giving effect to the Exchange, a liquidation would return an amount less than the $1.00 to be paid to shareholders who are cashed out. The Board considered the probable ranges of fair market value (as opposed to book value) of Inland’s oil and gas properties, and determined that it would be unlikely that the shareholders would obtain anything upon liquidation.

      The Likely Alternative to Consummation of the Exchange is Bankruptcy. The Company is in default under its senior bank credit facility and the agreements governing its outstanding subordinated notes. Absent a comprehensive financial restructuring, it is probable that the banks will accelerate the indebtedness held by them and commence the exercise of collection remedies, including foreclosure on the Company’s oil and gas properties, which would likely force the Company to seek bankruptcy protection. Management and the Board of Directors see no realistic alternative to bankruptcy in the event that a comprehensive financial restructuring such as the Exchange is not accomplished. In a bankruptcy proceeding, there would be very little likelihood that shareholders would receive any payment or other consideration for their shares in any reorganization, if in fact the Company could be reorganized and not liquidated (in which case the shareholders would be assured of receiving nothing). TCW and SOLVation, who will be surrendering in the Exchange an aggregate of more than $120 million of Company debt securities for equity securities, have elected to proceed with the Exchange with the understanding that a subsequent going private transaction in which non-affiliated shareholders would receive a cash payment of $1.00 per share is supported by all of the members of the Board of Directors not affiliated with TCW and the Smith Parties, and that such members believe that the $1.00 per share payment amount is fair, notwithstanding that formal approval of the Board would not be required as a condition to consummation of such transaction.

      The Offer Price is Consistent with Current Market Prices. The closing bid price for Inland’s common stock as reported on the OTCBB on February 3, 2003 (the day prior to filing of this Transaction Statement) was $0.92. Since September 30, 2002, the closing bid price for the common stock has been in the range of $0.90 to $1.30. The Board of Directors considered current market price to be consistent with the Company’s opportunities and risks on a going concern basis, although the Board believes such price could be substantially lower if a restructuring of debt is not achieved and the Company’s creditors commence actions to pursue collection of their debt.

      Fairness Opinion. In addition to the foregoing factors, the Board of Directors based its belief that the Exchange is fair to the unaffiliated shareholders of the Company on a fairness opinion rendered by First Albany. See “Opinion of Financial Advisor — Exchange” below.

      Each of the Board of Directors, TCW and each of the Smith Parties made its own determination as to the fairness of the amount of consideration to be paid to public shareholders in the Merger. First Albany was not engaged to render an opinion as to the fairness of the $1.00 per share valuation to the Company’s unaffiliated shareholders or as to any aspect of the Merger. The decision to proceed with the Merger was made several weeks after the agreement in principle was reached to conduct the Exchange. The Board of Directors, TCW and the Smith Parties jointly determined that the additional time and expense of a second fairness opinion, which would have been significantly more expensive than the fairness opinion on the Exchange, could not be justified. The Board of Directors, TCW and the Smith Parties believe that the price used to determine the value of the common stock for purposes of the Exchange would apply equally to the consideration paid to public shareholders in the Merger. This belief is based upon the fact that the parties could not determine any justification for a difference in the valuation of the Merger consideration from the per share amount upon which the Exchange was based, or from the price range at which the common stock has traded on the OTCBB in the recent past. Also, the ultimate decision whether to proceed with the Merger and the amount of consideration to be paid to Shareholders is subject to the Shareholders’ rights of appraisal.

Opinion of Financial Advisor — Exchange

      First Albany has acted as the financial advisor to the Board of Directors with respect to rendering an opinion as to the fairness of the Exchange to the unaffiliated shareholders of the Company from a financial point of view. First Albany is a nationally-recognized investment banking firm that is regularly engaged to render fairness opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes. The Board of Directors retained First Albany on the recommendation of management and on the basis of its experience in rendering opinions and its cost structure and experience in smaller transactions such as the Exchange.

      Other than prior services rendered by First Albany in connection with the debt restructuring of the Company in August 2001, there has been no material relationship during the past two years among the Company, its affiliates, directors or executive officers and First Albany, its affiliates or unaffiliated representatives. First Albany received a fee in the amount of $75,000 plus reimbursement of expenses in connection with the fairness opinion, which fee is not contingent upon the consummation of the Exchange. There are no other current arrangements to compensate First Albany, its affiliates or unaffiliated representatives for any services rendered to Inland, its affiliates, directors or executive officers. No limitations were imposed by the Board of Directors upon First Albany with respect to the investigation made or the procedures followed by First Albany in rendering its opinion as of January 28, 2003, except to the extent set forth below.

      First Albany delivered its oral opinion to the Board of Directors on January 28, 2003 as to the fairness of the Exchange to the unaffiliated shareholders of the Company. First Albany’s opinion is that, as of January 28, 2003 and based upon and subject to the factors and assumptions set forth therein, the Exchange is fair, from a financial point of view, to the unaffiliated shareholders of the Company. Such oral opinion was followed by delivery of the written fairness opinion.

      FIRST ALBANY’S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY FIRST ALBANY, IS ATTACHED HERETO AS EXHIBIT B AND IS INCORPORATED HEREIN BY REFERENCE. INLAND SHAREHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY FIRST ALBANY. THE SUMMARY OF THE OPINION AS SET FORTH IN THIS TRANSACTION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

      First Albany’s opinion is directed only to the fairness, from a financial point of view, of the Exchange to the unaffiliated holders of Inland common stock, and it does not address the determination of the $1.00 per share valuation established by the Board of Directors, TCW and the Smith Parties, or any other aspect of the fairness of the Merger or the underlying business decision of Inland to effect the transaction or constitute a recommendation to any Inland shareholder as to whether to accept the Merger consideration or exercise its statutory appraisal rights discussed below. First Albany has not been asked to consider, and First Albany’s opinion does not address, the relative merits of the Exchange as compared to any alternative business strategy that may exist for the Company. The Company’s management advised First Albany, and First Albany assumed for purpose of its opinion, that no other viable recapitalization transactions are available to the Company. First Albany expressed no opinion, nor should one be implied, as to the current fair market value of the common stock of the Company.

      The Board of Directors requested that First Albany make an oral presentation to the Board of Directors with respect to the fairness of the Exchange, from a financial point of view, to the unaffiliated shareholders of the Company. The presentation was given on January 28, 2003.

      In the presentation, First Albany explained that its opinion was limited to an examination of the fairness of the Exchange from a financial point of view to the Company’s unaffiliated shareholders and that its opinion was not an opinion on the solvency of the Company, was not an appraisal or valuation of the Company or its common stock, and was not an opinion as to any aspect of the Merger including without limitation the amount of consideration for cancellation of stock held by unaffiliated shareholders..

      First Albany’s presentation included a comparison of the Company before and after the Exchange. In its presentation, First Albany noted to the Board of Directors the following information:

•	The current price of the common stock was approximately $1.10 per share in the OTCBB and that the price had fallen since the Company announced it was in default to its lenders.

•	The shares of common stock trade on a limited basis with average daily volume of approximately 1,100 shares over the past 52 weeks.

•	The unaffiliated shareholders of the Company comprise only about 9.7% of the ownership of the Company.

•	The Company’s financial condition has been in decline during the past year, with increasing debt, declining revenues and profits, and declining capital expenditures. At December 31, 2002, total debt was $211 million, which is approximately 12.9 times EBITDA.

•	All debt of the Company was in default due to failure to comply with the Company’s secured lenders’ financial covenants, and the Company’s auditors have issued a going concern opinion.

•	Management of the Company indicated that all alternatives to the Exchange have been explored by management, including a sale of the Company and the refinancing of the Company’s bank debt. None of these were successful, and management of the Company indicated that the Company will face bankruptcy if the Exchange is not consummated. In a bankruptcy, management indicated that the value of the unaffiliated shareholders’ common stock would be zero.

•	The Exchange reduces total debt of the Company to approximately $91 million and, according to management, cures outstanding defaults with the Company’s secured lenders. The Exchange also reduces the percentage of the Company held by the unaffiliated shareholders from 9.7% to 0.2%.

•	Management of the Company has provided projected financial statements for the five fiscal years ending December 31, 2007 (the “Projections”). The Projections were prepared on a pro forma basis to reflect the Exchange. The Exchange enables the Company to improve profitability and reduce debt over the projected five-year period.

      The following is a summary of the significant financial analyses performed by First Albany in connection with its fairness opinion:

      HISTORICAL STOCK PERFORMANCE. First Albany reviewed trading prices for the shares of common stock of the Company. As mentioned above, this review indicated that the current price of the common stock was approximately $1.10 per share in the OTCBB, which price had fallen since the Company announced it was in default to its lenders, and that the common stock is thinly traded.

      SELECTED COMPARABLE PUBLIC COMPANY ANALYSIS. Using publicly available information, First Albany compared selected historical and projected financial, operating and stock market performance data of the Company to the corresponding data of certain publicly traded companies that First Albany deemed to be relevant to the Company.

      DISCOUNTED CASH FLOW ANALYSIS. First Albany analyzed the Company based on an unleveraged discounted cash flow analysis of the Projections, which were internally prepared by management of the Company. The discounted cash flow analysis determined the discounted present value of the unleveraged after-tax cash flows generated over the five-year period and then added a terminal value based upon ranges of revenue and EBITDA multiples. The unleveraged after-tax cash flows and terminal value were discounted using a range of discount rates that First Albany deemed appropriate.

      First Albany concluded as a result of the above information and analyses that the unaffiliated shareholders of the Company would retain a percentage (albeit a significantly reduced percentage) of the Company with a value, for the most part, of greater than zero as a result of the Exchange, as compared to a “status quo” value of zero as the result of a bankruptcy (based on management’s indications, as noted above).

      The summary of First Albany’s opinion set forth above does not purport to be a complete description of the data or analyses presented by First Albany. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, First Albany believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, First Albany made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Accordingly, such estimates are inherently subject to substantial uncertainty and neither the Company nor First Albany assume responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

      With respect to the Projections and the estimates of future production, commodity prices, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon the advice of the Company, First Albany assumed that such Projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future performance of the Company, and that the Company will perform substantially in accordance with such Projections and estimates. The Company’s management also advised First Albany, and First Albany assumed for purposes of its opinion, the projections and estimates prepared without the pro-forma effects of the Exchange were not meaningful as the Company may not be able to continue as a going concern without effecting the Exchange.

      In connection with rendering its opinion, First Albany reviewed and analyzed certain information relating to the Company, including: certain publicly available business and financial information relating to the Company, certain internal financial statements and related information of the Company prepared by the management of the Company and other financial and operating information concerning the business and operations of the Company provided to First Albany by the management of the Company including, but not limited to, pro-forma financial and operating budgets, analyses, forecasts, and certain estimates of proved and non-proved reserves and production, commodity prices, revenues, operating costs and capital investments for the Company prepared by the Company. First Albany also discussed with members of the senior management of the Company the past and current business operations, financial condition and future prospects of the Company, as well as other matters believed to be relevant to its analysis. Further, First Albany considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that First Albany deemed relevant to its analysis. First Albany’s opinion is based on market, economic and other conditions and circumstances involving the Company and its industry as they existed on the date of its opinion and which, by necessity, can only be evaluated by First Albany on the date thereof. First Albany assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date thereof.

      In conducting its review and arriving at its opinion, First Albany relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with First Albany by the Company or otherwise publicly available, and assumed that there were no material changes in the Company’s business operations, financial condition or prospects since the respective dates of such information. First Albany did not independently verify this information, nor did First Albany have such information independently verified. First Albany did not conduct a physical inspection of any of the assets, properties or facilities of the Company, nor did First Albany make or obtain any independent evaluation or appraisals of any such assets, properties or facilities.

      First Albany further assumed with the Company’s consent that the Exchange will be consummated in accordance with the terms described in the Exchange Agreement provided to First Albany, without material amendments, modifications to or waivers thereto.

      As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of the Company.

Approvals

      Approval of the Company or its Shareholders Not Required for the Merger. This Transaction Statement is being sent to the shareholders pursuant to the requirements of Rule 13e-3 of the 1934 Act, which prescribes certain disclosures that must be made to shareholders of an issuer involved in a going private transaction, such as the Merger. This document is not a proxy statement, and the Company is not soliciting, and will not be soliciting, any proxy from the shareholders, and they are requested not to send any proxy. The shareholders will not receive any additional information with respect to the Merger until after it is consummated, at which time they will receive a letter of transmittal with instructions concerning how to exchange shares for the cash payment to which they would be entitled or, if they elect, how to exercise their statutory appraisal (dissenters’) rights, discussed below. See “Appraisal Rights”. Upon the issuance of the common stock and Series F Preferred Stock to TCW and SOLVation in the Exchange, TCW and the Smith Parties will collectively own 99.8% of the outstanding capital stock of the Company. Immediately after the issuance of Inland stock to TCW and SOLVation in the Exchange, TCW and each of the Smith Parties will each contribute all of their shares of Inland capital stock to Newco, to be wholly owned by them, resulting in the ownership by Newco of 99.8% of the Company’s outstanding capital stock. Under Section 253 of the Delaware General Corporation Law, a parent corporation may merge with and into another corporation if it owns at least 90% of such other corporation’s capital stock. A short-form merger under Section 253 requires only the approval of the parent corporation’s Board of Directors. Thus, the Merger does not require the approval of the Company’s Board of Directors or its shareholders.

      Unaffiliated Representative. The directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the Rule 13e-3 transaction or preparing a report concerning the fairness of the transaction.

      Approval of Directors. The Company’s director who is not an employee of the Company or affiliated with TCW or the Smith Parties has approved the issuance of the Company’s stock to TCW and the SOLVation in the Exchange and determined that the Merger is fair to the shareholders.

Payment for Certificates

      After the effective date of the Merger, Newco will mail to each shareholder of record on the effective date a letter of transmittal asking shareholders to return their share certificates for cancellation. Upon receipt thereof, checks for $1.00 per cancelled share will be mailed to shareholders. The Company’s transfer agent, Computer Share, will act as the paying agent for sending and receiving letters of transmittal and mailing checks for the Merger consideration.

Deregistration

      Concurrently with the closing of the Merger, Newco will make a filing with the SEC to eliminate the Company’s ongoing reporting obligations, and will make any necessary filing with the OTCBB to discontinue quotation for trading in the Company’s common stock. Following the Merger there will be no public market for Newco common stock.

Federal Income Tax Consequences of the Merger

      A summary of the federal income tax consequences of the Merger is set forth below. The discussion is based on present federal income tax law. The discussion is not, and should not be relied on as, a comprehensive analysis of the tax issues arising from or relating to the Merger. The Company does not purport to deal with all aspects of federal income taxation that may be relevant to a particular shareholder in light of such shareholder’s personal investment circumstances or to certain types of shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”) (including, without limitation, financial institutions, broker-dealers, regulated investment companies, life insurance companies, tax-exempt organizations, foreign corporations and non-resident aliens). Accordingly, shareholders are urged to consult their personal tax advisors for an analysis of the effect of the Merger on their own tax situations, including consequences under applicable state, local or foreign tax laws.

      The receipt of cash for cancelled shares will be deemed a sale of the cancelled share for income tax purposes. The difference between the amount of cash received for the cancelled share and the shareholder’s tax basis in such share will be the gain or loss to be recognized. The gain or loss will generally be a capital gain or loss, with the nature being short term if owned less than one year and long term if owned for a year or more.

Appraisal Rights

      Upon consummation of the Merger, shareholders of Inland whose shares are cancelled in the Merger will have appraisal rights under the Washington Business Corporation Act (“WBCA”). Such rights give each shareholder the right to dissent and/or demand appraisal and payment in cash of the fair value of their shares. The following discussion of the provisions of Section 23B.13 of the WBCA (“Section 23B.13”) is not intended to be a complete restatement of these provisions and is qualified in its entirety by reference to the text of Section 23B.13, which is reproduced in full as Exhibit A to this Transaction Statement.

      A shareholder entitled to dissent under Section 23B.13 may not challenge the Merger unless the Merger fails to comply with the procedural requirements imposed by the WBCA, Sections 25.10.900 through 25.10.955 of the Revised Code of Washington, Inland’s Articles of Incorporation, or Bylaws, or is fraudulent to the shareholder or Inland. Such shareholder’s appraisal rights will terminate if the Merger is abandoned or rescinded, if a court permanently enjoins or sets aside the Merger, or if the shareholder’s demand for payment is withdrawn with the written consent of Inland.

      Within 10 days after the effective date of the Merger, Inland must deliver to all shareholders entitled to assert appraisal rights a notice (the “Notice”) that the Merger has been consummated and must (i) state where the payment demand must be sent and where and when certificates must be deposited; (ii) supply a form for demanding a payment that includes the date (the “Record Date”) of the first announcement to the news media or to shareholders of the terms of the proposed Merger and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date; (iii) set a date by which Inland must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the Notice is delivered; and (iv) be accompanied by a copy of Section 23B.13.

      A shareholder who is sent the Notice and desires to exercise dissenter’s rights (a “Dissenting Shareholder”) must demand payment, certify whether such shareholder acquired beneficial ownership of the shares before the Record Date and deposit such shareholder’s certificates, all in accordance with the terms of the Notice. A shareholder who demands payments and deposits the shareholder’s share certificates in accordance with the Notice retains all other rights of a shareholder until the Merger is effected. However, a shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the Notice, is not entitled to payment for the shares under Section 23B.13.

      Except as otherwise provided by the WBCA, within 30 days of the later of the effective date of the Merger or the date the payment demand is received, Inland must pay each Dissenting Shareholder who complied with Section 23B.13 the amount that Inland estimates to be the fair value of the shareholder’s shares, plus accrued interest. The payment must be accompanied by Inland’s financial statements, an explanation of how Inland estimated the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder’s right to payment under Section 23B.13.280 of the WBCA and a copy of Section 23B.13.

      A Dissenting Shareholder who is dissatisfied with Inland’s payment may deliver a notice (the “Dissenting Shareholder’s Notice”) to Inland informing Inland of such Dissenting Shareholder’s own estimate of the fair value of the shares and amount of interest due and demand payment of the Dissenting Shareholder’s estimate, less any payment already received from Inland, if (i) the Dissenting Shareholder believes that the amount paid by Inland is less than the fair value of the Dissenting Shareholder’s estimate or that the interest due is incorrectly calculated; (ii) Inland fails to make payment for the shares within 60 days after the date set for demanding payment; or (iii) Inland does not effect the Merger and does not return the deposited certificates within 60 days after the date set for demanding payment. A Dissenting Shareholder waives his, her or its rights under Section 23B.13.280 unless he, she or it delivers the Dissenting Shareholder’s Notice within 30 days after Inland makes or offers payment for such Dissenting Shareholder’s shares.

      If a demand for payment remains unsettled after a Dissenting Shareholder delivers a Dissenting Shareholder’s Notice to Inland, then Inland must commence a proceeding in the superior court of the county where its registered office is located, which currently would be the Superior Court of Spokane County, Washington (the “Court”) within 60 days after receipt of the Dissenting Shareholder’s Notice and petition the Court to determine the fair value of the Dissenting Shareholder’s shares and accrued interest. If Inland does not commence the proceeding within the 60-day period, it must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded in the Dissenting Shareholder’s Notice. Inland must make all Dissenting Shareholders, whether or not residents of the state of Washington, whose demand remains unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents of Washington may be served by registered or certified mail or by publication as provided by law. Inland may join as a party to the proceeding any shareholder who claims to be a Dissenting Shareholder, but who has not, in Inland’s opinion, complied with the provisions of Section 23B.13; provided, however, if the Court determines that such shareholder has not complied with the provisions thereof, then such shareholder will be dismissed as a party.

      The Court’s jurisdiction over the determination of the fair value of the Dissenting Shareholders’ shares is plenary and exclusive. The Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value of the shares. The appraisers have the powers described in the Court’s order appointing them, or in any amendment thereto. Dissenting Shareholders have the same discovery rights as parties in other civil proceedings. Each Dissenting Shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the Court finds the fair value of the Dissenting Shareholder’s shares, plus interest, exceeds the amount paid by Inland.

      The Court shall determine all costs of any proceeding, including the reasonable compensation and expenses of appraisers appointed by the Court. The Court shall assess such costs against Inland; provided, however, that the Court may assess costs against all or some Dissenting Shareholders, in amounts the Court deems equitable, to the extent the Courts finds the Dissenting Shareholders acted arbitrarily or not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties: (i) against Inland and in favor of the Dissenting Shareholders if the Court finds that Inland did not substantially comply with the requirements of Section 23.B.13. or (ii) against either Inland or a Dissenting Shareholder and in favor of any other party if the Court finds that either Inland or a Dissenting Shareholder, as applicable, acted arbitrarily or not in good faith. If the Court finds that the services of counsel for any Dissenting Shareholder were of substantial benefit to other Dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against Inland, then the Court may award to these counsel reasonable fees to be paid out of the amounts awarded the Dissenting Shareholders who were benefited.

      No assurance or representation can be made as to the outcome of the appraisal of fair value as determined by the Court, and shareholders should recognize that an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the cash being offered in the Merger. Moreover, Inland reserves the right to assert, in any appraisal proceeding, that for purposes of Section 23B.13, the fair value of a share of common stock is less than the value of $1.00 paid in the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the ownership of common stock as of January 1, 2003, by each shareholder known to the Company to own beneficially more than five percent of the outstanding common stock, each current director, each executive officer, and all executive officers and directors of the Company as a group, based on information provided to the Company by such persons. Except as otherwise stated, each such person has sole investment and voting power with respect to the shares set forth in the table:

			Ownership of Newco
	Ownership of the		After the Exchange
	Company		and Merger

	Number of		Number of
Name and Address of Beneficial Owner	Shares	Percent	Shares	Percent

Hampton Investments LLC(1)	2,318,186	71.7	189	1.89
885 Third Avenue, 34th Floor New York, New York 10022

SOLVation, Inc.	—	—	561	5.61
885 Third Avenue 34th Floor New York, New York 10021

Inland Holdings LLC(2)	297,196	9.2	9,250	92.5
TCW Asset Management Company 865 S. Figueroa, Suite 1800 Los Angeles, California 90017

Marc MacAluso(3)	150,000	4.6	430	4.0
410 17th Street Suite 700 Denver, Colorado 80202

Bill I. Pennington(3)	152,168	4.7	323	3.0
410 17th Street Suite 700 Denver, Colorado 80202

Arthur J. Pasmas(4)	—	—	—	—
5858 Westheimer, Suite 400 Houston, Texas 77057

Bruce M. Schnelwar(4)	—	—	—	—
885 Third Avenue, 34th Floor New York, New York 10022

Dewey A. Stringer III	1,990	*	—	—
5858 Westheimer, Suite 400 Houston, Texas 77057

William T. War(3)	25,000	*	—	—
410 17th Street Suite 700 Denver, Colorado 80202

All executive officers and directors as a group (6 persons)(3)	329,158	10.2	753	7.0

*	Less than 1%

(1)	JWA Investments IV LLC is the managing member of Hampton Investments LLC and may be deemed to also beneficially own these shares and John W. Adams is the sole member of JWA Investments and may be deemed to beneficially own these shares.

(2)	Inland Holdings LLC owns these shares of record and beneficially. The members of Inland Holdings LLC are Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account

No. CPFF 873-3032, and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. TCW Asset Management Company has the power to vote and dispose of the shares owned by TCW and may be deemed to beneficially own such shares.

(3)	Includes shares issuable under outstanding stock options and warrants granted to Messrs. MacAluso, Pennington and War and all executive officers, directors and appointees as a group for 150,000, 152,167, 25,000 and 329,307 shares, respectively. Mr. MacAluso will have an option to purchase 430 shares, and Mr. Pennington will have an option to purchase 323 shares of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger.

(4)	Each of Messrs. Pasmas and Schnelwar are officers of Smith Management LLC, an affiliate of Hampton, but each of them disclaims beneficial ownership of any of the shares owned by Hampton.

CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

1999 Exchange Agreement

      On September 21, 1999, the Company entered into an Exchange Agreement (the “1999 Exchange Agreement”) with TCW and its affiliates. Pursuant to the 1999 Exchange Agreement, TCW agreed to exchange $75 million in principal amount of subordinated indebtedness of the Company plus accrued interest of $5.7 million and warrants to purchase 15,852 shares of common stock for the following securities of Inland: (1) 10,757,747 shares of Series D Preferred Stock, (2) 5,882,901 shares of Series Z Preferred Stock, which automatically converted into 588,291 shares of common stock on December 14, 1999, (3) 1,164,295 shares of common stock; and (4) 100,000 shares of Inland’s Series C Cumulative Convertible Preferred Stock (“Series C Preferred Stock”), together with $2.2 million of accumulated dividends thereon, for 121,973 shares of Series E Preferred Stock, and 292,098 shares of common stock (the “1999 Recapitalization”). The Series C Preferred Stock bore dividends at an annual rate of $10 per share, had a liquidation preference of $100 per share and was required to be redeemed at a price of $100 per share not later than January 21, 2008.

March 2001 Transaction

      On March 20, 2001, Hampton purchased from TCW the 121,973 shares of Series E Preferred Stock and 292,098 shares of common stock acquired by TCW in the recapitalization. Following closing of the TCW Exchange Agreement and the purchase by Hampton of TCW’s shares, TCW owned 1,752,586 shares of common stock, representing approximately 60.5% of the outstanding shares of common stock as of March 20, 2001 and Hampton owned 292,098 shares of common stock, representing approximately 10.1% of the outstanding shares of common stock as of March 20, 2001. The Company’s Articles of Incorporation, as amended (the “Articles”), provided that the common stock, Series D Preferred Stock and Series E Preferred Stock shall vote together as a single class and not as a separate voting group or class on all matters presented to the shareholders of the Company, except as mandated by law or as expressly set forth in the Articles. The Series D Preferred Stock and the Series E Preferred Stock were entitled to vote with the common stock on the basis of one vote for each 10 shares of Series D Preferred Stock and Series E Preferred Stock.

August 2001 Transaction

      On August 2, 2001, the Company closed two subordinated debt transactions totaling $10 million in aggregate with SOLVation, and entered into other restructuring transactions as described below. The first of the two debt transactions with SOLVation was the issuance of a $5 million unsecured senior subordinated note to SOLVation due July 1, 2007. The interest rate is 11% per annum compounded quarterly. The interest payment is payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. Accrued interest at September 30, 2002 was $672,000, and the note will continue to accrue interest at the stated rate to maturity, giving effect to the transactions described herein. The Company is not required to make any principal payments prior to the July 1, 2007 maturity date. However, the Company is required to make payments of principal and interest in the same amounts as any principal payment or interest payments on the TCW subordinated debt (described below). Prior to the July 1, 2007 maturity date, subject to the bank subordination agreement, the Company may prepay the senior subordinated note in whole or in part with no penalty.

      The Company also issued a second $5 million unsecured junior subordinated note to Smith. The interest rate is 11% per annum compounded quarterly. The maturity date is the earlier of (i) 120 days after payment in full of the TCW subordinated debt or (ii) March 31, 2010. Interest is payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. The Company is not required to make any principal payments prior to the March 31, 2010 maturity date. Prior to the March 31, 2010 maturity date, subject to separate subordination agreements with the Company’s bank lenders and with TCW, the Company may prepay the junior subordinated note in whole or in part with no penalty. A portion of the proceeds from the senior and junior subordinated notes was used to fund a $2 million payment to TCW and other Company working capital needs.

      In conjunction with the issuance of the two subordinated notes to SOLVation, the Series D Preferred and Series E Preferred Stock held by TCW were exchanged for an unsecured subordinated note due September 30, 2009 and $2 million in cash from the Company. The note amount was for $98,968,964 that represented the face value plus accrued dividends of the Series D Preferred Stock as of August 2, 2001. The interest rate is 11% per annum compounded quarterly. Interest shall be payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. Interest payments will be made quarterly, commencing on the earlier of September 30, 2005 or the end of the first calendar quarter after the senior bank debt has been reduced to $40 million or less, subject to separate subordination agreements with the Company’s bank lenders and with SOLVation, as holder of the Company’s $5 million senior subordinated note. Beginning the earlier of two years prior to the maturity date or the first December 30 after the repayment in full of the senior bank debt, subject to both such agreements, the Company will make equal annual principal payments of one third of the original principal amount of the TCW subordinated note. All unpaid principal or interest is due in full on the September 30, 2009 maturity date. Prior to the September 30, 2009 maturity date, subject to both of the bank and senior subordinated note subordination agreements, the Company may prepay the TCW subordinated note in whole or in part with no penalty. As a result of the 1999 Exchange, the Company retired both the Series D and Series E Preferred Stock. Due to the related party nature of this transaction, the difference between the aggregate subordinated note balance and $2 million cash paid to TCW and the aggregate liquidation value of the Series D and E Preferred Stock plus accrued dividends of $13,083,000 was recorded as an increase to additional paid-in capital.

      As part of this restructuring, TCW also sold to Hampton 1,455,390 shares of TCW’s common stock in the Company. Consequently, Hampton now owns approximately 80% of the issued and outstanding shares of the Company. TCW also terminated any existing option rights to the Company’s common stock, and relinquished the right to elect four persons to the Company’s Board of Directors to Hampton. However, TCW has the right to nominate one person to the Company’s Board. Remaining Board members will be nominated by the Company’s shareholders. As long as Hampton or its affiliates own at least a majority of the common stock of the Company, Smith has agreed with TCW that Smith will have the right to appoint at least two members to the Board.

      In connection with the August 2001 exchange transaction discussed above, pursuant to an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated August 2, 2001, by and among TCW, the Company and Hampton, the Company granted certain demand and piggyback registration rights to Hampton and TCW in respect of common stock held by them. Under the Registration Rights Agreement, Hampton may require the Company to effect three demand registrations and TCW may require the Company to effect one demand registration. Each of TCW and Hampton is entitled to include their shares on any registration statement filed by the Company under the Securities Act of 1933, subject to standard underwriters’ kick-out clauses and other conditions. The Company will be responsible for paying the costs and expenses associated with all registration statements, including the fees of one law firm acting as counsel to the holders requesting registration but excluding underwriting discounts and commissions and any other expenses of the party requesting registration.

      Farmout Agreement. The Company entered into a Farmout Agreement with an affiliate of Smith effective June 1, 1998. As of December 31, 1998, an affiliate of Smith received 15,222 shares of common stock as payment of proceeds under the Farmout Agreement. Effective November 1, 1998, an Amendment to the Farmout Agreement was executed that suspended future drilling rights under the Farmout Agreement until such time as both the Company, the Smith Parties and the Company’s bank lenders agreed to recommence such rights. In addition, a provision was added that gave the Smith affiliate the option to receive cash rather than common stock if the average stock price was calculated at less than $3.00 per share, such cash to be paid only if the Company’s bank lenders agreed to such payment. The Farmout Agreement was further amended as part of the 1999 Recapitalization to eliminate this option, to provide for cash payments only effective June 1, 1999, and to allow the Company to retain all proceeds under the Farmout Agreement accrued from November 1, 1998 through May 31, 1999. The Farmout Agreement provides that the Smith affiliate will reconvey all drill sites to the Company once the Smith affiliate has recovered from production an amount equal to 100% of its expenditures, including management fees and production taxes, plus an additional sum equal to 18% per annum on such expended sums.

      Consulting Agreement. The Company entered into a Consulting Agreement with Arthur J. Pasmas on September 21, 1999 pursuant to which Mr. Pasmas was to receive $200,000 annually for consulting services to be provided to the Company until September 21, 2002. This Consulting Agreement was mutually terminated by the Company and Mr. Pasmas on August 2, 2001 when he was appointed to the Board of the Company. The Company has agreed to pay Mr. Pasmas $200, 000 annually for serving as Chairman of the Board. Mr. Pasmas has been Vice President of Smith Management LLC (or affiliated entities) since 1985.

      Compensation of Directors. The members of the Board of Directors of the Company are entitled to reimbursement for their reasonable expenses in connection with their travel to and from, and attendance at, meetings of the Board of Directors or committees thereof. Effective September 23, 1999, members of the Board who are not employees of the Company are paid an annual fee of $25,000 and no additional meeting fees for meetings of the Board or any committee. The Board of Directors may grant discretionary options to directors.

      Employment Agreements. Effective February 1, 2001, the Company entered into employment agreements with Mr. MacAluso and Mr. Pennington. Pursuant to their employment agreements, the Company agreed to pay Messrs. MacAluso and Pennington base salaries of $250,000 and annual bonuses of up to $50,000 contingent upon the Company reaching or exceeding certain performance targets to be set by the Board for each year. Their employment agreements have an initial term of three years and automatically are extended for additional one year periods unless either party terminates the agreement prior to the end of the current term. The Company also agreed to grant each of them options to purchase 90,000 shares of the Company’s Common Stock at an exercise price of $1.625 per share and options to purchase 60,000 shares of the Company’s Common Stock at an exercise price of $2.84 per share, with such options vesting ratably over twelve fiscal quarters, with the first one-twelfth vesting on March 1, 2001. However, Mr. Pennington is fully vested in his 150,000 options due to a change of control of the Company. The options for 90,000 shares are also subject to automatic increase upon the issuance of additional shares by the Company in a pro rata amount based on the percentage increase in the number of outstanding shares of the Company. The exercise price for such new options would be the same as the issue price of the new shares issued by the Company. Their employment agreements also entitle them to participate in all employee benefit plans and programs of the Company. Each agreement also provides that if the employee is permanently disabled during the term of the Agreement, he will continue to be employed at 50% of his base salary until the first to occur of his death, expiration of 12 months, or expiration of the employment agreement. Upon termination of employment by the Company without cause or after a subsequent change of control of the Company, any unvested portion of their options immediately vest. Upon termination of employment by the Company or the employee following a change of control of the Company, the Company agrees to pay the employee an amount equal to the greater of $250,000 or the remaining unpaid base salary for the remaining term of the employment agreement and agrees to continue all employee benefits for a period of one year. Additionally, in such event Messrs. MacAluso and Pennington will be entitled to severance payments in accordance with the Company’s severance policy, which provide for a severance payment if the employee is terminated due to a change in control in an amount determined based on the number of years of employment, ranging from two weeks’ base salary for one year’s employment up to six months base salary for employment of five years or more. The Company also agreed to pay various temporary housing, commuting, moving and relocation expenses of Mr. MacAluso in connection with his transfer from Houston, Texas to Denver, Colorado. These expenses were $27,952. In addition, the Company agreed to purchase the equity in Mr. MacAluso’s house in Houston for $141,000 (based on appraised value) and assumed the financial responsibility for its ultimate sale which was completed in April of 2001.

      These Employment Agreements will be assumed by Newco in the Merger and will be amended to substitute a new provision dealing with stock options. Existing options will be cancelled, and pursuant to such amendments, each executive will be granted options to purchase common shares of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger. See “Security Ownership of Certain Beneficial Owners and Management.”

      Development Agreement. Pursuant to the Exchange Agreement, the Company agreed to enter into a five-year Development Agreement with Smith Energy Partnership, which is the Smith affiliate that is now party to the Farmout Agreement described above (“Smith Energy”), pursuant to which the Company will agree to regulate the cash expenditures attributable to the Smith Energy interests in properties jointly owned with the Company in the Monument Butte Field in Utah such that the projected annual expenditures would not be anticipated to exceed the projected cash flow available to Smith Energy from the properties for the year in question. Any monthly deficit would be advanced by the Company for the benefit of Smith Energy and recovered from future net cash flows otherwise accruing to the Smith Energy interests.

      All transactions set forth above have been approved by disinterest members of the Board of Directors of Inland, and are considered to be fair and reasonable to the Company.

MARKET FOR REGISTRANT’S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

      Since July 29, 1999, Inland’s common stock has been traded over-the-counter and quoted from time to time in the OTCBB under the trading symbol “INLN”. Prior to July 29, 1999, Inland’s common stock was quoted on the National Association of Securities Dealer’s Automated Quotation System (“NASDAQ”) under the symbol “INLN”. As of December 31, 2002, there were approximately 507 holders of record of Inland’s common stock. The following table sets forth the range of high and low bid prices as reported by the National Quotation Bureau for the periods indicated after July 29, 1999. The quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions. All prices have been adjusted to give retroactive effect to a 1-for-10 reverse split of the common stock effected on December 14, 1999. This adjustment was made by multiplying the actual price by a factor of 10. There can be no assurance that the shares would have traded at such adjusted price had the reverse split occurred prior to the dates reflected below.

	Common Stock
	Price Range

	High	Low

YEAR ENDED DECEMBER 31, 2001
First Quarter	$1.97	$1.03
Second Quarter	1.69	1.25
Third Quarter	1.60	1.30
Fourth Quarter	2.10	1.32

	Common Stock
	Price Range

	High	Low

YEAR ENDED DECEMBER 31, 2002
First Quarter	2.65	1.25
Second Quarter	2.75	1.95
Third Quarter	2.40	1.15
Fourth Quarter	1.35	0.90

Dividend Policy

      Inland has not paid cash dividends on Inland’s common stock during the last five years and does not intend to pay cash dividends on common stock in the foreseeable future. The payment of future dividends will be determined by the Board of Directors in light of conditions then existing, including Inland’s earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. The Company’s bank credit agreement forbids the payment of dividends by Inland on its common stock.

FINANCIAL STATEMENTS

      Inland’s financial statement information is incorporated herein by reference to its Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on April 2, 2002, and as amended and restated on February 3, 2003, and Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on November 14, 2002 and as amended and restated on February 3, 2003. The financial statements as of December 31, 2001 have received an opinion from Inland’s auditors, KPMG LLP that is qualified as to Company’s ability to continue as a going concern due to the Company’s failure to comply with the financial covenants in its loan agreement. Inland has incurred losses in each of the last two fiscal years. Inland common stock had negative book value per share at September 30, 2002. See note 1 to the financial statement to the Form 10K/A and Form 10Q/A regarding the restatement thereof.

      The following tables set forth selected historical consolidated financial and operating data for Inland as of and for each of the two fiscal years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002. Also included are the unaudited pro forma condensed financial statements, which adjust the Company’s historical financial statements to illustrate the effect of the Exchange and the amendment to the loan agreements with the Company’s senior lenders.

				Pro Forma
				After
	Historical:			Exchange:
	Nine Months			Nine Months
	ended	Year Ended	Year Ended	ended	Year Ended
	September 30,	December 31,	December 31,	September 30,	December 31,
	2002	2001	2000	2002,	2001

	(unaudited)	(As Restated)		(unaudited)	(As Restated)

	(dollars in thousands, except for per share amounts)
REVENUE AND EXPENSE DATA:
Oil and gas sales	$22,122	$31,967	$28,497	$22,122	$31,967
Operating expenses	15,846	20,558	18,158	15,846	20,558

Operating income	6,276	11,409	10,339	6,276	11,409
Net income (loss) before cumulative effect of change in accounting principle	(7,214)	(2,196)	2,144	2,005	2,563

Net income (loss)	(7,214)	(2,151)	1,894	2,005	2,608

Net income (loss) attributable to common stockholders	$(7,214)	$(11,877)	$(16,544)	$2,005	$(7,118)

Basic and diluted net income (loss) per share:
Continuing operations	$(2.49)	$(4.11)	$(5.62)	$.02	$(.06)
Discontinued operations	—	—	(.09)	—	—
Cumulative effect of change in accounting principle	—	.02	—	—	—

Basic and diluted net income (loss) per share	$(2.49)	$(4.09)	$(5.71)	$.02	$(.06)

Basic and diluted weighted average common shares	2,898	2,898	2,898	120,845	120,845

Ratio of earnings to fixed charges(1)	n/a	n/a	1.24	1.43	1.34

(1)	The ratio of earnings to fixed charges for the historical periods ended September 30, 2002 and December 1, 2001 indicates less than one to one coverage of $7,304 and $2,316, respectively.

				Pro Forma
	Historical:			After Exchange:
	September 30,	December 31,	December 31,	September 30,
	2002	2001	2000	2002

	(Unaudited)	(Restated)		(Unaudited)

	(dollars in thousands, except for per share amounts)
BALANCE SHEET DATA (AT END OF PERIOD):
Current assets	$7,041	$6,904	$7,348	$6,541
Total assets	175,973	173,376	160,065	175,473
Current liabilities	216,851	203,788	5,532	8,440
Total noncurrent liabilities	—	—	83,500	90,464
Redeemable preferred stock	—	—	91,243	—
Total shareholders’ equity (deficit)	(40,878)	(30,412)	(20,210)	76,569
Book value per share	$(14.11)	$(10.49)	$(6.97)	$.63

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

      The following unaudited pro forma condensed financial statements adjust the Company’s historical financial statements to illustrate the effect of the Exchange and the amendment to the loan agreements with the Company’s senior lenders. The pro forma adjustments are based on estimates and assumptions explained further in the accompanying notes to unaudited pro forma financial statements. The unaudited pro forma condensed balance sheet as of September 30, 2002 gives effect to the Exchange and the amendments to the loan agreements with the Company’s senior lenders as if they occurred on September 30, 2002. The pro forma condensed statement of operations for the year ended December 31, 2001 and the nine months ended September 30, 2002 give effect to the Exchange and the amendment to the loan agreement with the Company’s senior lenders as if they occurred on January 1, 2001.

      The pro forma financial information is not necessarily indicative of the results of operations or the financial position which could have been attained had the Exchange and the amendment to the loan agreement with the Company’s senior lenders been consummated at the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of Inland.

INLAND RESOURCES INC.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

September 30, 2002

		Pro Forma
		Exchange		Pro Forma
	Historical	Adjustments		After Exchange

	(As Restated)

	(dollars in thousands)
ASSETS:
Current assets	$7,041	$(500	)(4)	$6,541
Oil and gas properties, net	167,091	—		167,091
Other assets	1,841	—		1,841

Total assets	$175,973	$(500)		$175,473

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT):
Current liabilities	$6,502	$—		$6,502
Fair market value of derivative instruments	1,938	—		1,938
Senior Secured debt	83,500	—		83,500
Other secured debt	1,292	—		1,292
Senior subordinated unsecured debt including accrued interest	5,672	—		5,672
Subordinated unsecured debt including accrued interest	112,275	(112,275	)(1)	—
Junior subordinated unsecured debt including accrued interest	5,672	(5,672	)(2)	—

Total Liabilities	216,851	(117,947)		98,904

SHAREHOLDERS’ EQUITY (DEFICIT):
Series F preferred stock	—	1	(1)
		(1	)(2)	—
Common stock	3	22	(1)
		96	(2)	121
Additional paid-in capital	41,431	117,924	(1)
		(95	)(2)	159,260
Accumulated other comprehensive income (loss)	(1,575)	—		(1,575)
Accumulated deficit	(80,737)	(500	)(4)	(81,237)

Total shareholders’ equity (deficit)	(40,878)	117,447		76,569

Total liabilities and shareholders’ equity (deficit)	$175,973	$(500)		$175,473

Book value per share	$(14.11)			$.63

The accompanying notes are an integral part of the unaudited pro forma condensed balance sheet.

INLAND RESOURCES INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2002

		Pro Forma
		Exchange	Pro Forma
	Historical	Adjustments	After Exchange

	(As Restated)

	(dollars in thousands, except for per share amounts)
Oil and gas sales	$22,122	$—	$22,122
Operating expenses	15,846	—	15,846

Operating income	6,276	—	6,276
Interest expense	(13,519)	9,219 (3)	(4,300)
Unrealized derivative loss	—	—	—
Transaction expenses	—	—	—
Interest and other income	29	—	29

Net income (loss) before cumulative effect of change in accounting principle	(7,214)	9,219	2,005
Cumulative effect of change in accounting principle	—	—	—

Net income (loss)	(7,214)	9,219	2,005
Accrued Preferred Series D Stock dividends	—	—	—
Accrued Preferred Series E Stock dividends	—	—	—
Accretion of Preferred Series D Stock discount	—	—	—
Accretion of Preferred Series E Stock discount	—	—	—
Excess carrying value of preferred over Redemption consideration	—	—	—

Net income (loss) attributable to common stockholders	$(7,214)	$9,219	$2,005

Basic and diluted net income (loss) per share	$(2.49)		$.02

Basic and diluted weighted average common shares	2,898	117,947 (5)	120,845

Ratio of earnings to fixed charges(6)	n/a		1.43

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

INLAND RESOURCES INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

		Pro Forma
		Exchange	Pro Forma
	Historical	Adjustments	After Exchange

	(As Restated)

	(dollars in thousands, except for per share
	amounts)
Oil and gas sales	$31,967	$—	$31,967
Operating expenses	20,558	—	20,558

Operating income	11,409	—	11,409
Interest expense	(12,031)	4,759 (3)	(7,272)
Unrealized derivative loss	(2,200)	—	(2,200)
Interest and other income	626	—	626

Net income (loss) before cumulative effect of change in accounting principle	(2,196)	4,759	2,563
Cumulative effect of change in accounting principle	45	—	45

Net income (loss)	(2,151)	4,759	2,608
Accrued Preferred Series D Stock dividends	(6,342)	—	(6,342)
Accrued Preferred Series E Stock dividends	(980)	—	(980)
Accretion of Preferred Series D Stock discount	(3,318)	—	(3,318)
Accretion of Preferred Series E Stock discount	(535)	—	(535)
Excess carrying value of preferred over redemption consideration	1,449	—	1,449

Net income (loss) attributable to common stockholders	$(11,877)	$4,759	$(7,118)

Basic and diluted net income (loss) per share before cumulative effect of change in accounting principle	$(4.11)		$(.06)
Cumulative effect of change in accounting principle	.02		—

Basic and diluted net income (loss) per share	$(4.09)		$(.06)

Basic and diluted weighted average common shares	2,898	117,947 (5)	120,845

Ratio of earnings to fixed charges (6)	n/a		1.34

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations

INLAND RESOURCES INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
(dollars in thousands)

      (1) Reflects the exchange of the TCW subordinated note in the principal amount of $98,969 plus $13,306 of accrued interest for 22,053,000 shares of the Company’s common stock and 902,220 shares of the Company’s Series F Preferred Stock. Also, reflects the exchange of Smith’s Junior Subordinated Note, in the principal amount of $5,000 plus $672 of accrued interest, for 67,200 shares of the Company’s Series F Preferred Stock, $.001 par value.

      (2) Reflects the automatic conversion of the Series F Preferred Stock into the Company’s common stock upon the authorization of additional shares of common stock at a conversion ratio of 100 shares of common stock for each share of Series F Preferred Stock.

      (3) Reflects the reduction in interest expense as a result of the exchange of subordinated debt into common stock as if the exchange had occurred on January 1, 2001.

      (4) Reflects the estimated transaction expenses to be incurred.

      (5) Reflects the exchange of subordinated debt into common stock as if the exchange had occurred on January 1, 2001.

      (6) The ratio earnings to fixed charges for the historical periods ended September 30, 2002 and December 31, 2001 indicates less than one to one coverage of $7,304 and $2,316, respectively.

      (7) Subsequent to the above Exchange, the Company’s two major shareholders, TCW and the Smith Parties, intend to enter into a going private transaction by contributing all of their equity interests in the Company to Newco for 10,000 common shares, $.001 par value, resulting in 92.5% and 7.5% common stock ownership interests, respectively. The common shares of the other remaining unaffiliated shareholders, currently holding a total of 282,000 common shares of the Company, will receive $1.00 per share in cash in payment of their cancelled shares. All of the outstanding shares of the Company’s common stock will be eliminated in the transaction and Newco will succeed to all of the property and liabilities of the Company as a result. The impact of the Merger as of September 30, 2002 would be as follows:

	Pro Forma	Pro Forma
	After	Merger	Pro Forma
	Exchange	Adjustments	After Merger

Cash	$6,541	$(282)	$6,259
Oil and gas properties, net	167,091	—	167,091
Other assets	1,841	—	1,841

Total assets	$175,473	$(282)	$175,191

Total liabilities	$98,904	—	$98,904

Shareholder equity (deficit):
Common stock (1)	121	(121)	—
Additional paid in capital	159,260	(282)
		121	159,099
Accumulated other comprehensive income (loss)	(1,575)	—	(1,575)
Accumulated deficit	(81,237)	—	(81,237)

Total shareholders’ equity (deficit)	76,569	(282)	76,287

Total liabilities and shareholders’ equity (deficit)	$175,473	$(282)	$175,191

(1)	Common stock has a par value less than one thousand dollars after Merger.

EXHIBIT A — Dissenters’ Rights

Revised Code of Washington; Title 23B — Washington Business Corporation Act.

RCW 23B.13.010

Definitions

As used in this chapter:

      (1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

      (3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

      (5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

      (6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020

Right to dissent

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

      (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

      (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

      (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

      (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

      (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

Exhibit A — Page 1

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

      (a) The proposed corporate action is abandoned or rescinded;

      (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

      (c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030

Dissent by nominees and beneficial owners

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

      (a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

      (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200

Notice of dissenters’ rights

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210

Notice of intent to demand payment

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

Exhibit A — Page 2

RCW 23B.13.220

Dissenters’ rights — Notice

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

      (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

      (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

      (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

      (e) Be accompanied by a copy of this chapter.

RCW 23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240

Share restrictions

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250

Payment

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

Exhibit A — Page 3

(2) The payment must be accompanied by:

      (a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

      (b) An explanation of how the corporation estimated the fair value of the shares;

      (c) An explanation of how the interest was calculated;

      (d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

      (e) A copy of this chapter.

RCW 23B.13.260

Failure to take action

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270

After-acquired shares

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280

Procedure if shareholder dissatisfied with payment or offer

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

      (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

      (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

      (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

Exhibit A — Page 4

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300

Court action

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310

Court costs and counsel fees

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

      (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by RCW 23B.13.

Exhibit A — Page 5

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Exhibit A — Page 6

Exhibit B

FIRST ALBANY CORPORATION

One Penn Plaza, 42nd Floor, New York, NY 10119 (212) 273-7100

January 28, 2003

Board of Directors

Inland Resources Inc.
410 Seventeenth Street, Suite 700
Denver, Colorado 80202

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the unaffiliated common shareholders of Inland Resources Inc. (the “Company”) of the transactions set forth below with Inland Holdings, LLC (“TCW”), and SOLVation Inc. (“Smith”).

As set forth in the draft Exchange and Stock Issuance Agreement and related documents (the “Agreement”), the transactions will have the ultimate effect of exchanging (i) a subordinated promissory note payable to TCW in the aggregate principal amount of $98,968,964 (the “TCW Note”), together with accrued interest as of November 30, 2002, into the equivalent of 113,211,755 shares of the Company’s common stock plus 33,800 shares per day thereafter and (ii) a junior subordinated promissory note payable to Smith-in the aggregate principal amount of $5,000,000 (the “Smith Note”), together with accrued interest as of November 30, 2002, into the equivalent of 6,885,413 shares of the Company’s common stock plus 2,700 shares per day thereafter (collectively, the “Transactions”). To effect the Transactions, the Company will exchange (a) the TCW Note into a combination of 22,053,000 shares of the Company’s common stock, $.001 par value (the “Common Stock”), and 911,588 shares of the Company’s Series F preferred stock, $.001 par value, $100 per share liquidation preference, plus 338 shares per day after November 30, 2002 (the “Series F Preferred Stock”) and (b) the Smith Note into 68,854 shares of the Company’s Series F Preferred Stock plus 27 shares per day after November 30, 2002. The Series F Preferred Stock will be automatically converted into shares of Common Stock upon the authorization of additional shares of Common Stock at a conversion ratio equal to one-hundred shares of Common Stock for each share of Series F Preferred Stock. If necessary, a shareholders’ meeting of the Company will be held following the Transactions to authorize the required additional Common Stock. The terms and conditions of the Transactions are more fully set forth in the Agreement.

In connection with rendering our opinion, we have reviewed and analyzed certain information relating to the Company, including: certain publicly available business and financial information relating to the Company, certain internal financial statements and related information of the Company prepared by the management of the Company and other financial and operating information concerning the business and operations of the Company provided to us by the management of the Company including, but not limited to, pro-forma financial and operating budgets, analyses, forecasts, and certain estimates of proved and non-proved reserves and production, commodity prices, revenues, operating costs and capital investments for the Company, prepared by the Company. We have also discussed with members of the senior management of the Company the past and current business operations, financial condition and future prospects of the Company, as well as other matters believed to be relevant to our analysis. Further, we considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant to our analysis. Our opinion is based on market, economic and other conditions and circumstances involving the Company and its industry as they exist today and which, by necessity, can only be evaluated by us on the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us by the Company or otherwise publicly available, and have assumed that there have been no material changes in the Company’s business operations, financial condition or prospects since the respective dates of such information. We have not independently verified this information, nor have we had such information independently verified. We have

Exhibit B — Page 1

not conducted a physical inspection of any of the assets, properties or facilities of the Company, nor have we made or obtained any independent evaluation or appraisals of any such assets, properties or facilities.

We have further assumed with your consent that the Transactions will be consummated in accordance with the terms described in the Agreement, without amendments, modifications to or waivers thereto.

We have not been asked to consider, and this opinion does not address, the relative merits of the Transactions as compared to any alternative business strategy that may exist for the Company. The Company’s management has advised us, and we have assumed, that no other viable recapitalization transactions are available to the Company. It is understood that our opinion has been prepared for the benefit of the Board of Directors of the Company for use in its consideration of the fairness, from a financial point of view, of the Transactions and that this opinion may not be used by any other person or for any other purpose. This opinion does not constitute a solvency opinion or an opinion as to how the prices of the securities of the Company may trade in the future. Our opinion may not be disseminated, quoted, referred to, reproduced or disclosed to any person at any time or in any manner, without our prior written consent. This opinion is not a recommendation as to any matter to be presented to shareholders of the Company.

With respect to the pro-forma financial projections of the Company and the estimates of future production, commodity prices, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon the advice of the Company, we have assumed that such pro-forma projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future performance of the Company, and that the Company will perform substantially in accordance with such projections and estimates. The Company’s management has also advised us, and we have assumed, that financial projections and estimates prepared without the pro-forma effects of the Transactions are not meaningful as the Company may not be able to continue as a going concern without effecting the Transactions.

First Albany Corporation (“First Albany”) will receive a fee for rendering this opinion, and such fee is not contingent upon the consummation of the Transactions. First Albany has provided financial advisory services to the Company in the past with respect to other transactions and received fees in connection therewith.

First Albany is a full service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of the Company.

Based upon and subject to the foregoing, it is our opinion that the Transactions are fair, from a financial point of view, to the unaffiliated common shareholders of the Company.

Very truly yours,

/s/ FIRST ALBANY CORPORATION

Exhibit B — Page 2